

September 22, 2010

Mr. Paul B. Demirdjian
Chief Executive Officer
Jagged Peak, Inc.
3000 Bayport Drive, Suite 250
Tampa, FL 33607

> **Re:** **Jagged Peak, Inc.**
> **Form 10-K for the Fiscal Year ended December 25, 2009**
> **Filed March 10, 2010**
> **Form 10-Q for the Quarterly Period ended March 26, 2010**
> **Filed May 6, 2010**
> **File No. 000-31715**

Dear Mr. Demirdjian:

We have reviewed your letter dated September 3, 2010, in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 20, 2010.

Form 10-K for the Fiscal Year ended December 25, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 12

1. We have reviewed your proposed revised revenue recognition policy in response to our prior comment number 1. We note in your proposed revised policy, that your software is provided as a web-based product and that you disclose when a license is provided as an

application, revenue from the software license agreements is recognized when delivery of the software has occurred. Please clarify your disclosure if this license revenue is recognized upfront or ratably over the contract term. If the license fee is recognized upfront, in consideration of your web-based software, tell us the accounting guidance that you have cited for this revenue recognition. Clarify your policy to distinguish the revenue recognized from your software product and technology and your hosting and managed services, as discussed beginning on page 3. In addition, expand your disclosure to include your disclosures from page 4 under the heading "Hosting and Managed Services," that managed service contracts are typically three years in length with minimum transaction volumes guaranteed."

2.   We note your response and proposed revised disclosures to our prior comment number 2. Your method remains unclear how you recognize revenues from arrangements that include one or more elements to be delivered at a future date, and how you determined the fair value of the undelivered element, i.e., maintenance and support revenue. We repeat our prior comment. Your disclosure should indicate how an arrangement fee is allocated among the elements (e.g., residual method or entire fee is recognized pro rata due to lack of VSOE).

3.   We have reviewed your response and proposed revised disclosures to our prior comment number 3. It does not appear that you have fully addressed our comment. Therefore we repeat our prior comment. You disclose that in software arrangements that include more than one element, you allocate the total arrangement fee amount the elements based on the relative fair value of each of the elements. Indicate whether you can establish VSOE for all elements or for only undelivered elements. Please describe for us, your methodology for establishing VSOE. As part of your response, please confirm to us that you have a history of selling an element on a standalone basis when you can establish VSOE. See paragraphs 9 and 10 of SOP 97-2.

4.   We have reviewed your response and proposed revised disclosures to our prior comment number 4. Based on the facts and information that you have provided, it is unclear to us how you determined that you recognize revenue derived from fulfillment service arrangements on the "gross" basis. For example, we note in your proposed revised disclosures, that, "services are based on established monthly charges as well as handling fees based on volume." As such, it appears that you receive a fee or payment for your services rather than receive the full amount of the product offered to the customer. Similarly, we note that it appears that you do not maintain any inventory on your balance sheet. Therefore, it appears that you are recognizing revenue derived from your fulfillment service arrangements on the "net" basis rather than the "gross" basis. Please advise. In your response, provide further explanations to your considerations of the indicators of gross and net revenue reporting contained in ASC 605-45-45. For example, in addition to the appearance that you do not have inventory risk, clarify if you have the latitude to establish the price of the product to the final consumer.

Notes to Consolidated Financial Statements

7. Income Taxes, page 35

5.   We are considering your response to our prior comment number 5. We note your statement that you have provided, "some, but not all, of the evidence" that you considered in your analysis. Please provide us with a more detailed analysis of your consideration of the guidance contained in ASC 740-10-30-16 through 25 in determining that your net deferred tax asset of $1,523,500 as of December 25, 2009 is realizable. In your response, provide us with both the positive and negative evidence that you considered.

Form 10-Q for the Quarterly Period ended March 26, 2010

Notes to the Unaudited Consolidated Financial Statements

5. Segment Information, page 13

6.   We have reviewed your response to our prior comment number 6. Your response is unclear to us. You disclose on page 13, that, "the Company had two reportable segments during the 13 weeks ended March 26, 2010." Please tell us how you have considered the definition of a reportable segment pursuant to ASC 280-10-50-10. If you continue to conclude that you have two reportable segments, a separate discussion of results of operations to discuss revenues and profitability on a segment level should be provided in your discussion of results of operations. Refer to Financial Reporting Release 501.06.a. In your response, clarify if you intended to disclose your operating segments. Refer to ASC 280-10-50-1 through 9 and 11. Please also clarify if you intended to provide disclosures related to your geographic areas. Refer to ASC 280-10-50-41.

Item 4(T). Controls and Procedures

(a) Evaluation of disclosure controls and procedures, page 21

7.   We have reviewed your response to our prior comment number 7. We repeat our prior comment to tell us whether the effectiveness conclusions of the principal executive officer and principal financial officer were made with respect to the company's controls and procedures as that term is defined in Rule 13a-15(e). Similar concerns apply to your evaluation on page 23 of your Form 10-Q for the quarterly period ended June 25, 2010. In addition, we note that your response does not clearly explain how you will comply in future filings. Please clarify your response as to whether you will provide the full definition as defined in Rule 13a-15(e) in your effectiveness conclusion or omit the definition entirely.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief